

Auditor's Reports and Statement of Financial Condition
December 31, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-23684

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __The Baker Group LP__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1601 NW Expressway, 21st Floor__
(No. and Street)

__Oklahoma City__	__OK__	__73118__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Kathryn Phillips__	__405.415.7272__	__kphillips@gobaker.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FORVIS MAZARS, LLP
(Name – if individual, state last, first, and middle name)

__211 N. Robinson__	__Oklahoma City__	__OK__	__73102__
(Address)	(City)	(State)	(Zip Code)

__10/16/2003__	__686__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathryn Phillips, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Baker Group LP, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Managing Partner, CFO & COO

Notary Public

SKOSHI HERON NOTARY PUBLIC # 03010500 EXP. 08/04/27 STATE OF OKLAHOMA

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

The Baker Group LP
Statement of Financial Condition
December 31, 2025

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Forvis Mazars, LLP
Two Leadership Square South Tower, 211 N. Robinson Avenue, Suite 600
Oklahoma City, OK 73102
P 405.606.2580 | F 405.600.9799
forvismazars.us



Report of Independent Registered Public Accounting Firm

Board of Directors and Partners
The Baker Group LP
Oklahoma City, Oklahoma

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Baker Group LP (Partnership) as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Partnership's auditor since 2004.

Forvis Mazars, LLP

Oklahoma City, Oklahoma
February 23, 2026

The Baker Group LP
Statement of Financial Condition
December 31, 2025

Assets

Cash in banks	$ 12,909,181
Cash segregated under federal and other regulations	450,000
Securities segregated under federal and other regulations	533,565
Trade date receivable	8,768,527
Securities owned, at fair value	12,663,440
Furniture and equipment, at cost, net of accumulated depreciation of $124,977	2,036
Cash surrender value of life insurance policies	1,524,901
Receivables for Placement Agent Services	884,741
Receivables from Related Parties	56,325
Other assets	789,321
Total assets	$ 38,582,037

Liabilities and Partners' Capital

Distributions payable to partners	$ 1,777,683
Accrued liabilities	5,049,515
Total liabilities	6,827,198
Partners' capital	
General partner	18,714,075
Limited partners	13,040,764
Total partners' capital	31,754,839
Total liabilities and partners' capital	$ 38,582,037

See Notes to Financial Statements

The Baker Group LP
Notes to Statement of Financial Condition
December 31, 2025

Note 1:   Nature of Operations and Significant Accounting Policies

Nature of Operations

The Baker Group LP (the Partnership) is registered under the *Securities Exchange Act of 1934* (the Act) as a general securities broker and dealer.

The Partnership provides broker-dealer services for its clients, which consist predominately of community financial institutions located in approximately 45 states and the District of Columbia. The Partnership engages in consulting and investment advisory functions, in addition to its broker-dealer operations.

The Partnership consists of a general partner, James Baker Group, Inc. (JBG) and Class A and Class B limited partners. The Class A limited partner, which holds a voting interest in the Partnership, is comprised solely of The Baker Group Software Solutions, Inc. (BGSSI). The Class B limited partners have nonvoting interests and the interests are issued in four series: the Class B Series I interests; the Class B Series II interests; the Class B Series III interests; and the Class B Series IV interests. The Class B Series I partners may be comprised of state banking associations and the Class B Series II and III partners are individuals, some of whom also own JBG and BGSSI. Class B Series II, Class B Series III, and Class B Series IV limited partners may withdraw capital upon written notice after the capital has been held for one year. Capital contributions by partners are made on a discretionary basis. Any dilution as a result of these discretionary contributions may be avoided at the option of the diluted partner(s) through additional contributions. Class B Series II, and Class B Series III limited partnership shares are subject to mandatory redemption by the Partnership within 30 and 10 days written notice, respectively, after one year of the contribution date. At December 31, 2025, $6,278,000 and $2,685,000 were available to Class B Series II and Class B Series III limited partners, respectively, for mandatory redemption.

<u>Net income of the Partnership is allocated as follows:</u>

- Class A limited partner interest receives the sum of an amount equal to the federal long-term rate, as defined, multiplied by its weighted-average balance of its capital contribution account.

- Class B Series I interests receive an amount equal to the federal short-term rate, multiplied by the applicable weighted-average balance outstanding during the period and an amount equal to a percentage of the business derived by the Partnership from members of each respective state banking association, as defined.

- Class B Series II interests receive a rate, as determined by the general partner, which was 7.25% for the year ended December 31, 2025, multiplied by the average daily capital balance during the calendar quarter of the fiscal year.

- Class B Series III interests receive an amount at the discretion of the general partner.

- Class B Series IV interests receive a rate as determined by the general partner, which was 7.25% for the year ended December 31, 2025, multiplied by the average daily capital balance

during the calendar quarter of the fiscal year. Class B Series IV was discontinued as of December 31, 2025.

- Thereafter, to the general partner.

The Partnership is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, municipal underwriting, public finance, referral fees, and investment advisory. The Partnership has identified its Board of Directors as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, to manage the Partnership. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Partnership's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Partnership as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The accompanying financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Act, as no such liabilities existed at December 31, 2025, or during the year then ended.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to fair value of securities owned.

Cash Equivalents

The Partnership considers all liquid marketable securities with an original maturity of less than three months to be cash equivalents. At December 31, 2025, the Partnership's cash in bank accounts exceeded federally insured limits by approximately $12,859,181.

Securities Transactions and Referral Fees

Securities transactions are recorded on the trade date, as if they had settled. Securities owned are valued at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, with the resulting difference between cost and fair value included in income for the period. The valuation of securities often requires judgments and estimates. The valuation is as of a specific date and such values may change significantly due to changes in interest rates, the credit quality of the issuer of the security or other market factors. Occasionally, the Partnership may sell securities it has not yet purchased (that is, sold short) the Partnership is then obligated to purchase that security at a future date at the then current market price. Securities sold short are recorded on trade date.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the accompanying statement of financial condition as trade date receivables.

Referral fees are related to loan trading transactions. Transaction revenue is recorded on trade date and is the difference between the acquisition cost and the fair value. Referral fee reflects gains and losses both realized and unrealized gains.

Public Finance and Underwriting

Public finance revenues include gains, losses and fees net of syndicate expenses, arising from securities offerings in which the Partnership acts as an underwriter or an agent. Revenue related to these transactions is recognized on trade date (the date at which the customer purchases the securities from the firm) as this is the date which the firm deemed the performance obligation (initial sale of the bonds, marketing of the issuance, other services related to sale and issuance of the bonds which generally form a single performance obligation) is met. Any costs associated with the underwriting are recognized as non-interest expense and expensed when incurred

Commissions, and Placement Agent Services

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Partnership believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Placement agent service receivables are earned in accordance with contract terms. The Partnership believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Any costs associated are recognized when incurred.

Investment Advisory Fees

The Partnership provides investment advisory services. The Partnership believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Partnership. Fee arrangements are based on a percentage applied to the customers' assets under management and are therefore subject to variable constraints due to the change in market value which is beyond control of the firm. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Depreciation

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to five years.

Income Taxes

The Partnership is not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss is reported to the individual partners for inclusion in their respective tax returns and no provision for federal and state income taxes has been included in the accompanying financial statements. The Partnership is no longer subject to federal or state income tax examinations by taxing authorities before 2022.

Subsequent Events

Subsequent events have been evaluated through February 23, 2026, which is the date the financial statements were issued.

Note 2:   Cash Securities Segregated Under Federal and Other Regulations

The Partnership is subject to Rule 15c3-3 of the U. S. Securities and Exchange Commission, the ("SEC") which requires the segregation of funds in a special reserve account for the exclusive benefit of customers. Cash of $450,000 and qualified securities with a fair value of approximately $534,000 as of December 31, 2025, are segregated in a special reserve bank account for the benefit of customers, pursuant to Rule 15c3-3 under the Act.

Note 3:   Trade Date Receivable

Trade date receivable consisted of approximately $8,768,000 of securities trades that were unsettled at December 31, 2025.

Note 4:   Related-Party Transactions

The Partnership pays all expenses directly related to broker-dealer activities. The general partner pays all other expenses on behalf of the Partnership under an expense sharing agreement; including, but not limited to, compensation and benefits of certain employees, rent and certain general and administrative expenses. These expenses are allocated to the Partnership, based on the percentage directly related to the operation of the broker-dealer, and the general partner was reimbursed for these costs; therefore, these costs are included in the Partnership's financial statements. Expense allocation through the expense sharing agreement was approximately $6,374,000 for 2025, the related expenses have been recorded in corresponding classifications in the statement of income. The expense sharing agreement also calls for a management fee to be paid to the general partner in the amount of 10% of the expenses allocated, this amount was approximately $637,000 for 2025 these amounts are included in the related line item in the statement of income. The amount due to the general partner related to these costs at December 31, 2025, was approximately $519,000 and was included in the accrued liabilities in the statement of financial condition.

Note 5:   Profit-Sharing Plan

The Partnership has a 401(k) profit-sharing plan covering substantially all employees. The Partnership's contributions to the plan are determined annually at the discretion of the Board of Directors. For the year ended December 31, 2025, management has accrued contributions to the plan of approximately $1,646,000 which is included in accrued liabilities in the statement of financial condition.

Note 6:   Net Capital Requirements

The Partnership is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Act, which requires the maintenance of minimum net capital. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification and/or approval of the Securities and Exchange Commission.

The Partnership has elected to use the alternative method permitted by Rule 15c3-1, which requires the Partnership to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. There were no aggregate debit balances at December 31, 2025. At December 31, 2025, the Partnership had net capital of $29,938,380 which was $29,688,380 in excess of its required net capital as of December 31, 2025.

The Partnership had no customers' fully paid or excess margin securities at December 31, , which were not in the Partnership's possession or control as specified under Rule 15c3-3 of the Act.

Note 7:   Disclosures About Fair Value of Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1   Level 1 securities include inputs based on quoted prices in active markets for identical securities, which provides the most reliable fair value measurement. This category generally includes U.S. Treasury securities

Level 2   Securities include inputs other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. These observable inputs include quoted prices for similar securities, and bond pricing models based on interest rates, credit risk, and remaining maturity for similar securities. This category generally includes municipal bonds, government agency mortgage-backed bonds, and other U.S. government obligations.

Level 3   Securities do not have observable pricing for all significant inputs as of the measurement date. These securities are valued based on management's best estimate of fair value, which may include significant judgment or estimation. Factors that may be considered in the valuation estimate include the cost, terms and

liquidity of the security, the financial condition and operating results of the issuer, market prices of similar securities, pricing models based on estimated cash flows and yields, and other factors generally applicable to the valuation of securities. This category includes sanitation improvement district obligations.

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statement of financial condition measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2025:

| | Fair Value | Fair Value Measurements Using | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities segregated under federal and other regulations				
Mortgage-backed securities – government-sponsored enterprises	$ 533,565	$ -	$ 533,565	$ -
Securities owned				
Mortgage-backed securities – government-sponsored enterprises	$ 2,989,383	$ -	$ 2,989,383	$ -
Obligations of states and political subdivisions	$ 9,674,057	$ -	$ 7,690,560	$ 1,983,497
Total securities owned	$ 13,197,005	$ -	$ 11,213,508	$ 1,983,497

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of financial condition, as well as the general classification of such assets pursuant to the valuation hierarchy.

The Baker Group LP
Notes to Statement of Financial Condition
December 31, 2025

Securities Owned and Securities Segregated Under Federal and Other Regulations

If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include mortgage-backed securities – government-sponsored enterprises and obligations of states and political subdivisions. The inputs for determining fair value on Level 2 investments are quoted prices for similar assets.

The following table summarized the valuation techniques and significant unobservable inputs used for the Partnerships investments categorized as Level 3 in the fair value hierarchy as of December 31 2025.

Name	Fair Value	Valuation Technique	Unobservable Inputs	Range of Input Values
Obligations of state and political subdivisions	$1,983,497	Discounted cash flow approach	Repayment terms	1-5years
			Discount rates	7.00%

For all financial instruments not previously described, their carrying amount is a reasonable estimate of fair value due to their liquid and short-term nature.

Note 8:   Significant Estimates, Commitments and Credit Risk

Lending Commitments

The Partnership has an open line of credit with the Clearing Bank, which is used to finance the clearance of securities and securities purchased for the Partnership's account. Borrowings under the line of credit are collateralized by securities, which are pledged to secure the line of credit. Cash advances made by the Clearing Bank in excess of cash balances maintained by the Partnership at the Clearing Bank are payable on demand and bear interest at a rate determined by the Clearing Bank. At December 31, 2025, the rate is 5.00%. As of December 31, 202, there were no advances outstanding.

Credit Risk

The Partnership is subject to market and credit risk in connection with securities transactions. The Partnership is, therefore, exposed to risk of loss on these transactions in the event of the customers' or brokers' inability to meet the terms of their contracts, in which case the Partnership may have to purchase or sell securities at prevailing market prices which may not be sufficient to liquidate the contractual obligation. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.

The Baker Group LP
Notes to Statement of Financial Condition
December 31, 2025

Regulatory Examinations

The Partnership is subject to regulatory examinations by the Financial Industry Regulation Authority (FINRA) and the Securities Exchange Commission (SEC). These examinations include evaluating the financial and operational practices applicable to broker-dealers and compliance to those practices as they relate to rules and regulations governing broker-dealers. As a result of these examinations, fines and penalties may be assessed for noncompliance whether voluntary or nonvoluntary.

Litigation

From time to time, the Partnership is involved in routine litigation that arises in the ordinary course of business. There are no pending significant legal proceedings to which the Partnership is a party for which management believes the ultimate outcome would have a material adverse effect on the Partnership's financial position.